FDCTECH, INC.

1200 Spectrum Drive, Floor 300

Irvine, CA 92618

(877) 445-6047

October 14, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Austin Pattan, Law Clerk

Re:	FDCTech, Inc. (“Registrant” and/or “Company”)
Form S-1 Registration Statement, as Amended
Filed October 4, 2021
File No. 333-260028

Gentlepersons:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, FDCTECH, Inc., a Delaware corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-260028) filed with the Commission on October 4, 2021, and as amended on October 13, 2021, to 1:00 p.m., Washington, D.C. time, on October 18, 2021, or as soon thereafter as practicable.

Should you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (877) 445-6047, or William B. Barnett, Esq., of the law firm of Barnett & Linn, at (818) 424-6567.

Very truly yours,

By:	/s/ Mitchell Eaglstein
Mitchell Eaglstein, President & CEO